SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English))

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

March 28, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (the ‘Company’) notifies you as a Material Event that, in its session held on March 27, 2023, the Company’s Annual General Meeting of Shareholders agreed on the following matters:

1.	To appoint the Directors of the Company that will hold office for the period 2023 – 2026:

•	Antonio Abruña Puyol
•	Nuria Aliño Pérez
•	María Teresa Aranzábal Harreguy
•	Alexandre Gouvêa
•	Patricia Lizárraga Guthertz
•	Raimundo Morales Dasso
•	Leslie Pierce Diez-Canseco
•	Luis Romero Belismelis
•	Pedro Rubio Feijóo

2.
To pay the remuneration of the Board of Directors, as follows: (i) an annual remuneration of US$50,000 to each Director; (ii) an annual remuneration of US$40,000 to each Director who is a member of the Audit Committee and to each Director of Credicorp’s subsidiaries who is appointed as an advisor to the Audit Committee of Credicorp; and (iii) a remuneration of US$1,500 for each session attended by each Director serving on one or more of the Committees of the Board other than the Audit Committee.

3.
To appoint Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of  Ernst & Young (EY) in Peru, as external auditors of the Company for the financial year 2023, and to delegate the power to set and approve fees for such audit services to the Board of Director (for further delegation to the Audit Committee thereof).

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative